

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via E-mail
Mr. Dale S. Scales
Armor Technologies LLC
202 Champions Point Way
Cary, North Carolina 27513

> **Re:** **American Defense Systems, Inc.**
> **Soliciting Material filed by Armor Technologies LLC et al.**
> **Filed on January 31, 2012**
> **File No. 001-33888**

Dear Mr. Scales:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You appear to have obtained consents from security holders prior to furnishing them with a proxy statement meeting the requirements of Rule 14a-3(a) of Regulation 14A. While we understand that the action being authorized by security holders, the calling of a special meeting, is not authorized by the company's organizational documents, and so the action was not effective as a matter of state law, please confirm your understanding that a definitive proxy statement must be sent or given to security holders before or at the same time as forms of proxy, consent or authorization are furnished to or requested from security holders. See Rule 14a-12(a)(2) of Regulation 14A.

2. We understand that Mr. Anthony J. Piscitelli may be a participant in your solicitation. Please advise. If Mr. Piscitelli is a participant, please revise your soliciting material to

disclose this, and describe any arrangements or understandings between Mr. Piscitelli and the remaining participants regarding the company since October 2011.

3.   With due regard to any involvement of Mr. Piscitelli in your current activities, please provide your analysis as to whether your have formed a group with Mr. Piscitelli for purposes of Regulation 13D-G and your Schedule 13D filed thereunder. If so, please revise your filing accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       John S. West, Esq.
       Troutman Sanders LLP